As filed with the Securities and Exchange Commission on October 26, 2005.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

GENTEK INC.
(Name Of Subject Company)
GENTEK INC.
(Name Of Person Filing Statement)

Tranche B Warrants to Purchase Shares of Common Stock, par value $0.01 per share
Tranche C Warrants to Purchase Shares of Common Stock, par value $0.01 per share
(Title Of Class Of Securities)
37245X120
37245X138
(CUSIP Number Of Class Of Securities)

James Imbriaco
Vice President, General Counsel and Secretary
GenTek Inc.
90 East Halsey Road
Parsippany, New Jersey
(973) 515-1845
(Name, Address And Telephone Number Of Person Authorized To
Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

COPY TO:
William P. O’Neill, Esq.
Latham & Watkins LLP
555 Eleventh Street, NW
Washington, DC 20004
Telephone: (202) 637-2200
Facsimile: (202) 637-2201

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. Subject Company Information.
          Name and Address. The name of the subject company is GenTek Inc., a corporation organized under the laws of the State of Delaware (“GenTek” or the “Company”), and the address of the principal executive offices of the Company is 90 East Halsey Road, Parsippany, New Jersey, 07054. The telephone number of the principal executive offices of the Company is (973) 515-1845.
          Securities. The title of the classes of equity securities to which this statement relates is the Tranche B Warrants (the “Tranche B Warrants”) to purchase the common stock, par value $.01 per share, of the Company (the “Common Stock”) and the Tranche C Warrants (the “Tranche C Warrants” and together with the Tranche B Warrants, the “Warrants”) to purchase Common Stock. As of September 30, 2005, there were 619,095 Tranche B Warrants outstanding, and 302,360 Tranche C Warrants outstanding.
ITEM 2. Identity and Background of Filing Person.
          Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.
          Tender Offer. This Schedule 14D-9 relates to the offer (the “Offer”) by ACP Acquisition, LLC, a Delaware limited liability company, Abrams Capital, LLC, a Delaware limited liability company, and Great Hollow Partners, LLC, a Delaware limited liability company (together, the “Purchaser”), to purchase all of the outstanding Tranche B Warrants and all of the outstanding Tranche C Warrants at a purchase price of $4.25 per Tranche B Warrant and $4.75 per Tranche C Warrant, each net to the seller in cash, without interest thereon, as set forth on Schedule TO filed by the Purchaser with the Securities and Exchange Commission on October 17, 2005 (the “Schedule TO”) and upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2005 (the “Offer to Purchase”) attached as an exhibit to the Schedule TO.
          The Schedule TO states that the address of the principal executive offices of Purchaser is 400 Centre Street, Newton, Massachusetts 02458.
ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.
          Conflicts of Interest: To the Company’s knowledge, there is no material arrangement, understanding or actual or potential conflict of interest in existence between the Company or its affiliates, on the one hand, and the Purchaser and any of its affiliates, on the other hand..
ITEM 4. The Solicitation or Recommendation.
          Solicitation or Recommendation. The Company is expressing no opinion and is remaining neutral toward the tender offer.
          Reasons: The Board of Directors of the Company has carefully considered the terms of the offer, and, in noting the relative lack of liquidity in the trading of the Tranche B and Tranche C Warrants over the past two years, and the relative volatility of the closing sales prices when the Warrants have traded, for those holders who desire a liquidity event the offer presents such an opportunity at a reasonable price. At the same time, the Board notes that the term of the Tranche B Warrants will not expire until November 10, 2008, and the term of the Tranche C Warrants will not expire until November 10, 2010, and that the Board believes there is a reasonable likelihood the market price for a share of the Company’s common stock could exceed the exercise price of the Warrants by that time.

          Intent to Tender. To the Company’s knowledge, none of its executive officers, directors or affiliates hold either Tranche B Warrants or Tranche C Warrants.
ITEM 5. Persons/Assets, Retained, Employed, Compensated or Used.
          Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.
ITEM 6. Interest in Securities of the Subject Company.
          No transactions in the Warrants have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.
ITEM 7. Purposes of the Transaction and Plans or Proposals.
          Subject Company Negotiations
           To the Company’s knowledge there is no transaction, board resolution, agreement in principle or signed contract entered into in response to the Offer that relates to or would result in a tender offer or other acquisition of the Company by the Company or any of its subsidiaries, or any other person or (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
ITEM 8. Additional Information.
None
ITEM 9. Material to be Filed as Exhibits.
None

2

SIGNATURE
          After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2005

GENTEK INC.

	By:	/s/ William E. Redmond, Jr.

William E. Redmond, Jr.
President and Chief Executive Officer and Director

3